Exhibit 2.7

January 15, 2022

Mr. Travis Phipps Battle Bridge Labs LLC 110 S. Hartford Ave.

Suite 2510

Tulsa, OK 74120

Re: Binding Letter of Intent Dear Mr. Phipps:

We are pleased to present this binding Letter of Intent (the “LOI”) that describes the mutual understanding and intent of Logiq, Inc. (“Logiq”), a Delaware corporation, or its wholly owned subsidiary (collectively hereinafter referred to as “Buyer”), to acquire certain assets of Battle Bridge Labs LLC, an Oklahoma limited liability company (“Battle Bridge”), and Section 2383 LLC, a Wyoming limited liability company (“Section 2383”), provided, that the optimal acquisition structure will be evaluated by Buyer after information regarding each Seller’s legal structure, tax position and additional materials have been evaluated during due diligence (the “Acquisition”).

The parties anticipate that the Acquisition would be pursuant to a formal purchase agreement to be entered into between Buyer and Sellers (the “Purchase Agreement”), which shall include customary representations, warranties, covenants and other provisions to be negotiated, together with other terms consistent with those set forth below.

1.	Transaction Structure. At the closing of the Acquisition (the “Closing”), subject to the satisfaction of all conditions precedent contained in the Purchase Agreement, Buyer (or a company created for this purpose) will acquire certain tangible and intangible assets of the Seller as of the date of Closing including cash & equivalents, accounts receivable, inventory, fixed assets, etc. associated with Seller and its online and physical business and includes all rights, title and interest in, to and under the business, properties, assets, goodwill and rights of Seller of whatever kind and nature, real or personal, tangible or intangible, that are owned, leased, used or licensed by Seller and used in the operation of Seller as of the Closing (the “Assets”). Assets to be purchased are to be free and clear of all liabilities, claims, liens and security agreements, with the exception of trade payables and accrued expenses, which will be assumed as part of the purchase by the Seller. Assets to be acquired include but are not limited to:

(a)	Fixed & Current Assets including all normal course of business tangible assets including, accounts receivable, inventory, office equipment and furniture, point of sale equipment, software, Seller’s trademarks, trade names, permits, licenses, all files, records, intellectual property, the names and any other websites associated with the Seller’s business and all variations thereof, social media accounts, all displays and fixtures, trade agreements, vendor agreements, all phone and fax numbers, e-mail addresses, domain names, and other assets and information deemed necessary by the Buyer;

(b)	All of the Seller’s customer lists and other confidential information relating to the customers and business of the Seller;

(c)	Seller’s rights under such contracts pertaining to its business, including such matters as purchase orders, sales contracts, equipment leases, licenses, as Buyer may determine to acquire;

(d)	All of the items above in this Section 1 including (a) – (c) held by TR Phipps Consulting LLC, Plattr 2383 LLC, TR Phipps Consulting LLC, all Oklahoma limited liability companies, controlled and owned by Mr. Travis Phipps, which will be legally assigned or transferred to Sellers before Closing, and which will be a part of the Sellers’ Assets bought by Buyer in the Acquisition.

(e)	Other items to be set forth in the definitive Purchase Agreement;

(f)	Excluded Assets: None.

2.	Purchase Price. The proposed purchase price of the Assets (the “Purchase Price”) will consist of a total consideration of $3,250,000 to be allocated as follows;

(a)	Cash payable to Sellers in the total amount of $250,000 payable at Closing (the “Cash Portion”). The specific percentage allocation of the Cash Portion between Battle Bridge Labs and Section 2383 will be decided at or before Closing.

(b)	The issuance at Closing to Sellers of a total number of shares of restricted common stock of Buyer, equal to $3,000,000 worth of the common stock of Buyer priced on the twenty (20) trading day volume weighted average price (“VWAP”) immediately prior to the Closing (the “Shares”), which will be subject to resale restrictions that will be mutually agreed upon, including (i) a one-year lockup provision from Closing and (ii) a leak out provision on any sales covering the period from the twelfth until the eighteenth month anniversary of Closing, limiting the sales of Shares to one (1) percent of the thirty (30) day average daily volume of the common stock for the period ended one trading day prior to the date of such sale, with said sales also subject to compliances with the registration requirements or exemption therefrom of applicable securities laws. The specific number of the Shares to be allocated and issued to Battle Bridge and Section 2383 will be decided at or before Closing.

3.	Indemnification. The parties shall mutually agree upon indemnification provisions to be included in the Purchase Agreement.

4.	Employment and Non-Competition Agreements.

(a)	Covenant Not to Compete. Seller, including its subsidiaries and affiliates, will be bound by a Covenant Not to Compete which will be included in the Asset Purchase Agreement and in any employment or consulting agreement, for a period of three (3) years following the later of the closing of the transaction or the termination of any employment or consulting agreement.

(b)	Employment Agreements. In connection with the Closing, Buyer and key executives of Seller (the “Key Executives”) and the key employees of Seller (the “Key Employees”) set forth on Exhibit A shall enter into mutually acceptable Employment Agreements with Buyer with a two (2) year term for Key Executives and a one (1) year term for Key Employees, pursuant to which they shall serve in their respective operating roles for Buyer, which are to be determined by mutual agreement, of Buyer and its subsidiaries (the “Employment Agreements”). Prior to the occurrence of the Closing, the salaries shall be kept at their current levels. The terms and provisions of those Employment Agreements, and the salary, benefits and employee stock options, between Buyer and Key Employees and Key Executives of Seller shall be negotiated by Buyer and the Key Executives prior to Closing. Following the Closing, the compensation for the Key Executives and Key Employees shall be as set forth in Exhibit A. In addition, Buyer agrees to employ all employees not listed in Exhibit A of the Seller as of the date of Closing in their current roles and compensation no less than their current rate of compensation with Seller. Buyer and Sellers agree to the initial operating budget set forth in Exhibit B as it relates to the Sellers’ teams in Vietnam and the Philippines, which may be altered by the Buyer at any time for any reason after the Closing.

(c)	Non-Competition Agreement. Concurrent with the execution of a Purchase Agreement, the Key Executives shall execute and deliver to the Buyer a comprehensive three (3) year Non- Competition agreement in a form mutually agreeable to Buyer and the Key Executives (the “Non-Competition Agreement”). The Key Employees listed in Exhibit A shall execute and deliver to the Buyer a one (1) year Non-Competition Agreement. The Non-Competition Agreement is intended to protect the goodwill of the business being acquired and to restrict the Key Executives and Key Employees from pursuing competitive endeavors in competitive markets to the Seller during the term of their Employment Agreements and is not intended to preclude them from pursuing interests which don’t compete with the business or its future well-being.

5.	Closing Conditions. It is understood that the execution by Buyer of the Purchase Agreement is contingent upon, in addition to the other conditions and contingencies set forth in this LOI, the satisfactory completion of the investigation and evaluation referred to in this LOI and Buyer’s confirming to its sole satisfaction its current understanding with respect to the business, results of operations, financial condition, assets, liabilities, management and prospects of Seller.

The Purchase Agreement will provide for certain closing conditions to the Acquisition, including but not limited to:

(a)	satisfactory completion of due diligence investigations and legal review of Seller, including, but not limited to, a review of the Seller’s assets, its financial position, and a valuation analysis of the Seller’s assets and its technology;

(b)	verification to the satisfaction of the Buyer that existing contracts, leases and licenses, if any, are assignable, assumable, transferable, or renegotiable on satisfactory terms;

(c)	corporate and shareholder approval by both parties of the Acquisition, as required;

(d)	confirmation that the representations and warranties of the Seller are true and accurate in all respects;

(e)	Buyer confirming to its sole satisfaction that there has not been any material adverse change in the business, results of operations, financial condition, assets, liabilities and prospects of Seller not contemplated by the income statement, balance sheet and other financial information and projections previously presented to Buyer by Seller;

(f)	the establishment of satisfactory financing arrangements for the transaction, if any;

(g)	other customary closing conditions, including, but not limited to,

(i)	absence of pending or threatened litigation, claims, investigations or other matters affecting Seller or the Acquisition;

(ii)	no material adverse change to the business or assets of either Buyer or Seller, and

(iii)	the obtaining prior to Closing of all consents and approvals, governments, private or otherwise, or waivers of such consents and approvals, which may be necessary to permit Buyer and the Seller along with the shareholders of the Seller, if applicable, (the “Shareholders”) to consummate the transaction contemplated hereby.

The Closing of the Acquisition is intended to take place within sixty (60) days of signing this LOI.

6.	Purchase Agreement. The Purchase Agreement will incorporate the terms summarized in this LOI and such other terms as are satisfactory in form and content to Buyer and Seller and Shareholders. The Purchase Agreement will contain the usual provisions, including representations and warranties by Seller and its stockholders with respect to the financial condition, results of operations and assets and liabilities of Seller, customary seller’s indemnities, and such other representations, warranties, covenants, provisions and conditions as either of the parties and their respective counsel may reasonably require.

7.	Conduct of Business Prior to Closing. From and after the date this LOI is executed until the termination of the LOI, Seller shall conduct its business only in the ordinary course without any approval, commitment or payment of extraordinary bonuses or salary increases; any assumption, creation or incurrence of any debt, encumbrances, capital leases or other obligations of an extraordinary nature; any assumption, endorsement or guaranty of a third party obligation; or any material change in business practices or accounting methods; without the express written consent of Buyer, which shall not be unreasonably withheld; and will operate and maintain the assets, properties and business of Seller in substantially the same manner as operated and maintained on the date hereof. In addition, Seller shall keep current all contracts, leases and agreements related to its business units.

8.	Information and Access. Seller agrees to promptly provide to Buyer and its designees full access to any and all requested (a) lists and copies of all contracts, leases and other agreements and obligations of Seller, together with such other information as may be requested to assist Buyer in making an evaluation of the properties, assets, liabilities, business and prospects of Seller, (b) personnel of Seller as may be reasonably required to assist Buyer in evaluating the Acquisition, and (c) properties, books, files and records, including tax returns filed and those in preparation and audit work papers and other records of the accountants of Seller and all other requested financial, technical and operating data in order that Buyer and its designees may have full opportunity to make such investigation and evaluation.

9.	Confidentiality. Buyer and Seller are subject to a Mutual Non-Disclosure Agreement between Buyer and Seller (the “MNDA”), dated January 13, 2022, which shall apply to any information furnished to Buyer by Seller, or to Seller by Buyer, in the course of negotiations.

10.	Stockholder Approval. As a condition to Closing, Seller shall have received the approval of this transaction by all stockholders of record and/or equity holders in a duly noticed and appropriately authorized stockholders’ meeting of Seller and each of its associated companies.

11.	Agreement Not to Negotiate with Others. At any time after signing the LOI, neither Seller nor any Seller stockholders, nor any of their respective representatives will, directly or indirectly, solicit, initiate discussions or engage in negotiations with, or distribute any information regarding Seller to, any person (whether such discussions or negotiations are initiated by Seller or otherwise) other than Buyer and its representatives, concerning any possible sale of all or part of Seller (whether by way of public stock offering, merger, issuance or sale of capital stock or securities, or sale of assets). This provision shall be effective until the earlier of (a) the termination of the transaction pursuant to Section 16, or (b) the Closing.

12.	Notification of Certain Matters. During the term of this LOI, Seller will give prompt notice to Buyer in writing of (a) any actual or reasonably anticipated material change in the business occurring after the date of the LOI that Seller believes does, or reasonably likely will have, a material adverse impact on the business or prospects of the business of Seller or (b) the occurrence of any event occurring after the date of this LOI that Seller believes will result in the failure of Seller or its stockholders to meet any binding terms and conditions outlined in this LOI.

13.	Closing Costs. Except as otherwise provided in this LOI or the Purchase Agreement, each party will be responsible for and pay its own legal and accounting fees and other costs in connection with this transaction.

14.	Disclosure; Non-Public Information. Without the prior written consent of the Buyer, the Seller will cause its directors, officers, shareholders, employees, agents, other representatives and affiliates not to, disclose to any person the fact that discussions or negotiations are taking place concerning the transactions contemplated hereby, the status thereof, or the existence of this LOI and the terms thereof, unless in the opinion of such party disclosure is required to be made by applicable law, regulation or court order, and such disclosure is made after prior consultation with the Buyer. Seller acknowledges the Buyer’s securities are publicly traded and Seller acknowledges and agrees that neither it nor any of its directors, officers, shareholders, employees, agents, other representatives and affiliates will trade in the Buyer’s securities based upon any material, non-public information between the date of execution of this LOI and until such information becomes public.

15.	Termination. Subject to the terms of this LOI, upon the earlier of (a) the mutual written agreement of the parties hereto, (b) either party providing written notice to the other party that it elects not to consummate the Acquisition or (c) the failure by the parties hereto to execute and deliver the Purchase Agreement within sixty (60) days after the Seller’s execution of this LOI, this LOI shall terminate.

16.	Governing Law and Venue; Relief. This LOI shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in Delaware.

17.	Modification. The LOI may only be amended, supplemented, or otherwise modified by a writing executed by the parties.

18.	Counterparts. This LOI may be executed in one or more counterparts, each of which will be deemed to be an original copy of this LOI and all of which, when taken together, will be deemed to constitute one and the same agreement.

Please indicate your acceptance of the foregoing by signing and returning to the undersigned the enclosed copy of this LOI. Upon receipt of an executed copy of this LOI, we intend to promptly commence our legal, accounting and other due diligence reviews of the transaction. We look forward to concluding this acquisition, and continuing to build the outstanding company you founded.

Very truly yours,

LOGIQ, INC.

By:	/s / Brent Suen

Printed Name: Brent Suen

Title: CEO

Accepted and agreed

DATE: February 16th, 2022

SECTION 2383, LLC

By:	/s/ Travis Phipps

Printed Name: Travis Phipps

Title: FOUNDER/PRESIDENT

Accepted and agreed

DATE: February 16th, 2022

BATTLE BRIDGE LABS, LLC

By:	Travis Phipps

Printed Name: Travis Phipps

Title: FOUNDER/PRESIDENT

EXHIBIT A

Key Executive and Key Employee Compensation

EXHIBIT B

Operating Budget